Filed by Nuveen Dividend Advantage Municipal Income Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Nuveen Dividend Advantage Municipal Income Fund

Commission File No. 811-09475

Nuveen Municipal Opportunity Fund, Inc.

Commission File No. 811-06379

Nuveen Quality Municipal Fund, Inc.

Commission File No. 811-06206

Nuveen Quality Income Municipal Fund, Inc.

Commission File No. 811-06303

Nuveen Municipal Bond Closed-End Funds

Questions & Answers about Fund Proposals 8.26.2015

What actions did the Nuveen Closed-End Fund Board of Trustees approve?

The Funds’ Board approved proposals for two sets of fund mergers along with updated investment strategies and fund names for the two surviving funds. The affected Nuveen national municipal bond funds are:

Acquired Fund	Symbol	Acquiring Fund	Symbol
Nuveen Premium Income Municipal Fund 4, Inc.	NPT	Nuveen Dividend Advantage Municipal Fund 3, to be renamed Nuveen Enhanced Municipal Credit Opportunities Fund	NZF
Nuveen Dividend Advantage Municipal Fund 2	NXZ
Nuveen Municipal Advantage Fund, Inc.	NMA
Nuveen Municipal Opportunity Fund, Inc.	NIO	Nuveen Dividend Advantage Municipal Income Fund, to be renamed Nuveen Enhanced AMT-Free Municipal Credit Opportunities Fund	NVG
Nuveen Quality Municipal Fund, Inc.	NQI
Nuveen Quality Income Municipal Fund, Inc.	NQU

How will each surviving fund’s investment strategy change?

Each surviving fund will reposition its portfolio to achieve and consistently maintain a higher allocation to municipal securities rated BBB & below.

●	Each fund may invest up to 55% of its portfolio in municipal securities rated BBB and below. It is expected that when each fund completes its portfolio repositioning, given current market conditions approximately 45% of each surviving fund’s portfolio will be allocated to municipal securities rated BBB and below.

Nuveen Municipal Bond Closed-End Funds Q&A, 26 August 2015	page 2

●	Each surviving fund expects to consistently maintain a higher proportion of its portfolio invested in municipal securities rated BBB and below, but each fund’s actual allocation to such municipal securities may vary over time.

●	For NVG, 100% of the fund’s portfolio also will be invested in securities that are exempt from the Alternative Minimum Tax (AMT) at the time of investment.

These changes are anticipated to increase each fund’s potential net earnings, and will also increase credit risk, relative to historical levels. As of July 31, 2015, the combined investment exposure (including tender option bond obligations) of the surviving funds NZF and NVG allocated to municipal securities rated BBB and below was 15.4% and 20.4%, respectively.

Both funds would continue to employ leverage in accordance with current leverage policies.

What are the potential benefits of each proposal to me as a Fund common shareholder?

These proposed actions are expected to offer a number of potential benefits to fund shareholders, including:

●	Meaningfully higher fund net earnings that may support higher common share distributions
●	Increased competitiveness and investor appeal which may enhance the funds’ secondary market trading prices relative to net asset value
●	Increased portfolio and leverage management flexibility, due to a significantly larger asset base
●	Greater liquidity and ease of trading due to a larger common share float
●	Lower fund administrative costs (excluding the costs of leverage) as certain fixed costs are spread over a larger asset base

Will my fund’s dividend change?

As has been the case in prior Nuveen municipal closed-end fund mergers, distribution amounts immediately following each merger are anticipated to be at least equal to pre-merger levels on a common share equivalent basis. Each surviving fund anticipates that its net earnings may increase over time as a result of repositioning its portfolio, which would support higher common share distributions.

What is Nuveen’s outlook on lower-rated municipal bonds in the current market environment?

Nuveen Asset Management (NAM), the fund’s sub-adviser, believes that lower-rated municipal bonds represent attractive long-term investments and that fundamentals remain strong in the current market environment. In several public communications, NAM has noted its reasons, including:

●	High yield municipal bond yields and spreads remain attractive.

●	High yield defaults have declined to pre-crisis levels and NAM expects that an improving economic environment will continue to benefit this trend.

●	High yield municipal bonds have historically responded favorably to a rising interest rate environment.

Nuveen Municipal Bond Closed-End Funds Q&A, 26 August 2015	page 3

For a more detailed discussion, please see NAM’s commentary on high yield and its high yield municipal bond investor presentation.

Lower-rated municipal bonds may be more likely to fail to make dividend or interest payments when due, may be less liquid, and are subject to greater volatility and risk of default.

How large are the surviving funds expected to be?

As of 7/31/2015 the total investment exposure, including tender option bond obligations, of the surviving funds NZF and NVG and their proposed constituents was approximately $3.4 billion and $5.1 billion, respectively.

Will the surviving funds be able to find enough attractive lower-rated municipal securities in the current market environment?

We believe so. As one of the largest and most experienced managers of municipal credit, NAM believes there are attractive opportunities in both new issue and secondary markets.

Will the surviving funds invest in any Puerto Rico bonds?

At this time, the combined assets of each surviving fund have less than 1% exposure to Puerto Rico municipal bonds, and that exposure is fully insured. The mergers and investment policy changes will not affect whether the funds’ sub-adviser believes investments in Puerto Rico bonds are attractive or not.

NAM has published numerous updates over the past year about its view of Puerto Rico bonds, and any future updates will be found on NAM’s Municipal Bond Resource Center.

How long will it take the surviving funds to reposition their portfolios?

The transition process will depend on a number of market factors, including new issue and secondary market supply of municipal bonds. Consequently, it is not possible to provide an estimated timeframe for each fund’s transition.

At this time, the four funds that are proposed to combine into NVG have AMT-eligible income ranging from 2.64% to 4.67% of each fund’s total income. If fund shareholders approve the proposals, the funds will transition their portfolios to be completely AMT-free prior to closing.

How will fund expense ratios be affected?

For the NZF merger, expense ratios (excluding the cost of leverage) are projected to be unchanged to 1 basis point lower in the first year following the merger, and thereafter from 4 to 5 basis points higher, depending on the original fund. For the NVG merger, expense ratios (excluding the cost of leverage) are projected to be 3 basis points lower to 4 basis points higher in the first year following the merger, and thereafter from 2 to 9 basis points higher, depending on the original fund.

Nuveen Municipal Bond Closed-End Funds Q&A, 26 August 2015	page 4

Expense changes after the first year are due to the phase-in of a 5 basis point higher management fee over the first year, reflecting the increased level of ongoing credit research and surveillance required by the surviving funds’ expanded mandates. The funds’ larger scale is expected to result in lower administrative fees, which are anticipated to partially offset the higher management fees. Expense changes will also differ by fund because of slight differences in effective leverage ratios between the original and surviving combined funds. Detailed fund-by-fund comparisons will be available in proxy materials that will be sent to shareholders in the fall.

The surviving funds’ modestly higher expense ratios, not including the costs of leverage, are expected to be more than offset by meaningfully increased common share net earnings and distribution potential resulting from each fund’s expanded investment mandate.

Will there be any taxable consequences from this proposal?

No. Each merger is intended to qualify as a tax-free “reorganization” for federal income tax purposes. In addition, we anticipate that repositioning the surviving funds’ portfolios will not result in any net realized gains.

What actions do I need to take at this time?

You do not need to do anything at this time. More information on the proposed actions will be contained in the proxy materials expected to be filed in the coming weeks.

Proxy materials should be distributed electronically or by mail once they have been finalized. The funds engage a proxy solicitation firm – Computershare Fund Services - to assist in soliciting the necessary votes in a timely manner. If enough shareholders do not cast their votes, a fund may not be able to hold its meeting and will be required to incur additional solicitation costs in order to obtain sufficient shareholder participation. To reduce expense, and minimize phone calls to shareholders from the proxy solicitor, please vote as soon as possible. If you are a financial advisor, please encourage your clients to vote as soon as possible.

FORWARD LOOKING STATEMENTS

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

o	market developments;

o	legal and regulatory developments; and

o	other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

Nuveen Municipal Bond Closed-End Funds Q&A, 26 August 2015	page 5

The Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen`s web site at www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect the Nuveen closed-end funds.

This information does not constitute an offer for sale of any securities. Shareholders and their financial advisors are urged to read the joint proxy statement/prospectus carefully when it is filed with the SEC in a few weeks, to find all important information regarding the proposals.

Ratings shown are based on ratings from at least one of the following national rating agencies: Standard & Poor’s Group, Moody’s Investor Services, Inc. or Fitch, Inc. AAA, AA, A, and BBB are investment grade ratings; BB, B, CCC/CC/C and D are below-investment grade ratings. Fund distributions are sourced entirely from net investment income, unless noted otherwise. Distribution amounts are not guaranteed. Nuveen and its affiliates do not provide tax advice. Investors should consult their professional advisors before making any tax or investment decisions, and carefully consider their investment objectives, risk tolerance, liquidity needs and tax liabilities. There can be no assurance that any fund will achieve its investment objectives.

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